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SEC FILE NO. 82-35004

April 20, 2007


SEC MAIL
RECEIVED
PROCESSING
APR 25 2007
WASH. D.C.
186
SECTION

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Charlemagne Capital Limited 12g3-2 Submission

Dear Sir/Madam:

We are furnishing this letter and the enclosed documents on behalf of our client, Charlemagne Capital Limited (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission dated July 10, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter copies of two announcements dated April 20, 2007 that the Company has made available to security holders relating to notification of major interest in shares.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1339.

PROCESSED
MAY 03 2007
THOMSON
FINANCIAL

Very Truly Yours,

Sandhya Ganapathy

cc: David McMahon
SK 23121 0001 765195 v2

Regulatory Announcement

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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Holding(s) in Company
Released	09:21 20-Apr-07
Number	2250V

RNS Number:2250V
Charlemagne Capital Limited
20 April 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Charlemagne Capital Limited

2. Reason for the notification (please tick the appropriate box or boxes);

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

13th April 2007

6. Date on which issuer notified:

19th April 2007

7. Threshold(s) that is/are crossed or reached:

Gone below 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of Situation previous to the Resulting situation after the triggering

shares if possible using the ISIN CODE	Triggering transaction		transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Ind
KYG2052F1028	17,074,969	17,074,969	N/A	N/A	14,277,604	N/A	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,277,604	4.90%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BlackRock Investment Management (UK) Limited - 14,277,604 (4.90%)

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	BlackRock, Inc
Contact address (registered office for legal entities)	33 King William Street, London, EC4R 9AS
Phone number	020 7743 2098
Other useful information (at least legal representative for legal persons)	Thomas Hone

B: Identity of the notifier, if applicable

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	International Marketing&Sales Group
TIDM	IMSG
Headline	Holding(s) in Company
Released	16:36 20-Apr-07
Number	2864V

Date: 20 April 2007
On behalf of: International Marketing & Sales Group Plc ("IMSG" or "The Company")
For immediate release

International Marketing & Sales Group PLC

Change in major interest in shares

International Marketing & Sales Group Plc received notification on 20 April 2007 from Charlemagne Capital (IOM) Limited, on behalf of its managed funds, advising that following a sale of shares it is now has an interest in 1,602,035 ordinary shares of €0.01 each in the Company, representing approximately 4.6% of the Company's issued ordinary share capital. IMSG currently has 35,604,426 ordinary shares in issue (with 797,420 ordinary shares held in Treasury).

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